1900 K Street, NW Washington, DC 20006
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

July 29, 2013

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In a July 16, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 248 (“PEA 248”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 327 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 30, 2013. PEA 248 was filed to make changes to: (i) the Registrant’s Strategic Markets prospectuses for each of the following classes: (a) Institutional Class, Class P, Administrative Class and Class D; and (b) Class A, Class B, Class C and Class R; and (ii) the Registrant’s Statement of Additional Information. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 248.

Prospectuses

Comment 1: For all Funds that discuss an average portfolio duration within the Fund’s principal investment strategies, include within the Fund Summary section an example describing the impact on a Fund’s share price should interest rates rise by one percentage point. For example, if a Fund’s average portfolio duration may rise as high as 8 years, disclose within the Fund Summary that the Fund’s share price would be expected to decline approximately 8% if interest rates rose by one percentage point.

Response: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 218, as filed September 30, 2011, and several subsequent filings. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.1

[1]	See Letter from Adam T. Teufel to Brick Barrientos, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 218 (Nov. 16, 2011), at 4.

Amy Miller
July 29, 2013

The Characteristics and Risks of Securities and Investment Techniques—Duration section of the prospectus contains an example explaining the effect of an increase in interest rates on the price of a fund with a given average duration.2 A shorter stub explanation of duration is also provided within the Fund’s Fund Summary—Principal Investment Strategies section.3 The brief description of duration within the Fund Summary—Principal Investment Strategies section, which is part of the summary prospectus delivered to Fund investors, coupled with the more complete description in the back section of the prospectus (which is incorporated by reference into the summary prospectus) provides, in the Registrant’s view, sufficient explanation of duration.

Comment 2: For all Funds that include fee table footnotes that discuss interest expense, delete such footnotes as they are neither required nor permitted by Form N-1A. Such information may be disclosed outside the Fund Summary section. For example, see the PIMCO All Asset Fund (footnotes 1, 2 and 5) and the PIMCO All Asset All Authority Fund (footnotes 1, 2, 3 and 6).

Response: Previously, the Staff has given a similar comment to the Registrant’s initial summary prospectuses filed pursuant to rule 497(k) on July 30, 2009 and August 28, 2009, to Post-Effective Amendment No. 168, as filed October 30, 2009, and several subsequent filings. The Registrant’s response, set forth below, is substantively similar to its response provided to the previous comments.4

[2]

“By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point.”

[3]

“Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

[4]

See Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Aug. 26, 2009), at 2; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Rule 497(k) filings (Oct. 8, 2009), at 1; see also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 168 (Dec. 28, 2009), at 4.

Amy Miller
July 29, 2013

To the extent a Fund enters into certain investments, such as reverse repurchase agreements, the Fund incurs interest expense. Interest expense is required to be treated as an expense of the Fund for accounting purposes,5 but the amount of interest expense, if any, will vary from year to year with the Fund’s use of such investments as an investment strategy.

Unlike many other fund complexes, the Funds have a “unified fee” structure wherein each Fund pays two fixed fees to PIMCO in return for required services that PIMCO provides or arranges to provide for the Funds. This unified fee is comprised of the investment advisory fee and supervisory and administrative fee as described in the Funds’ statutory prospectuses and disclosed in the combined Management Fees line item of the fee table. Under the unified fee, PIMCO provides or procures advisory and supervisory and administrative services for shareholders and also bears the costs of various third-party services required by the Funds, including audit, custodial, portfolio accounting, legal, transfer agency and printing costs. As such, the unified fee structure is designed to be an “all-in” fee structure that pays for the fees and costs of all PIMCO and third-party provided services under more or less a fixed fee. Accordingly, the Registrant believes that investors have come to expect a total expense ratio from year to year that is generally fixed.

There are, however, certain expenses a Fund does bear that are not covered under the unified fee structure that may materially impact the total level of expenses that shareholders generally expect to pay under a unified fee structure. One of the few expenses not covered by the unified fee, and thus reflected in the “Other Expenses” line item of the fee table, is a Fund’s interest expense. As interest expense may vary, causing a Fund to disclose a different total expense ratio from year to year, the Registrant believes that failure to include an explanation for this variance may create investor confusion. The Registrant believes explanatory footnotes appropriately placed where they are most likely to be read by investors (i.e., immediately adjacent to the fee table and expense ratio) are helpful and informative for the average investor, not confusing or burdensome.

The Registrant notes that the SEC, in adopting the summary prospectus amendments to Form N-1A, indicated that “[t]he fee table and example are designed to help investors understand the costs of investing in a fund and compare those costs with the costs of other funds” (emphasis added).6 The SEC further stated that the “prospectus summary section is intended to provide

[5]

See Fin. Accounting Standards Bd. Accounting Standards Codification 946-225-45-3 (requiring investment companies to report interest expense separately when calculating net assets for purposes of the fund’s statement of operations).

[6]

Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, Investment Company Act Rel. No. 28584, at 31 (Jan. 13, 2009) (“Summary Prospectus Adopting Release”).

Amy Miller
July 29, 2013

investors with streamlined disclosure of key mutual fund information at the front of the statutory prospectus, in a standardized order that facilitates comparisons across funds” (emphasis added).7 The Registrant agrees. The primary goal of a statutory prospectus summary section should be to provide clear, concise information to facilitate investor comparison of a Fund with other mutual funds. Without the current fee table footnotes describing the relevant Funds’ interest expense and its effect on such Funds’ expense ratios, the Registrant believes the Funds’ fee tables would not adequately facilitate an investor comparison of the Funds’ costs against other mutual funds’ costs as investors will not have the context in which to accurately make such a comparison. Because the Funds have a unique unified fee structure as described above, what comprises “Other Expenses” for the Funds is likely very different from what comprises “Other Expenses” for other mutual funds. Therefore, the impact of “Other Expenses” on the Funds’ total expense ratio from year to year as compared to other mutual funds’ expense ratios is likely to be quite different. For example, because the Funds do not include any routine servicing or administrative expenses under “Other Expenses,” as such expenses are covered by the unified fee, any “Other Expenses” reflect non-routine activities such as interest expense accrued as a result of discretionary investment activities. Since the unified fee structure renders “Other Expenses” a non-routine line item for certain Funds, investors in the relevant Funds have reasonably come to expect that the total expense ratio of the relevant Funds is often the unified fee plus any share class-specific fixed expenses (such as 12b-1 fees). Thus, without the footnotes to explain the non-routine instances where a Fund needs to disclose “Other Expenses,” investors may not understand that the Fund operates under a unified fee structure, as they may mistakenly assume that such “Other Expenses” are expenses that are in fact covered by the unified fee. This is particularly true under the “summary prospectus” paradigm where the statutory prospectus is not required to be sent unless the investor requests it and detailed information about the unified fee structure is only included in the statutory prospectus. Accordingly, the Registrant believes an investor could be unaware of the Funds’ unified fee structure unless the Funds include explanatory footnotes in the summary prospectus. The Registrant believes deleting these footnotes would cause its fee tables to fall short in meeting the SEC’s objective of providing clear, concise, standardized information to facilitate cost comparisons across different mutual funds because the Registrant’s unified fee structure is unique as compared to most other mutual funds.

Thus, as General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors,” the Registrant believes it is “effective communication” within the meaning of the General Instruction to include a limited number of footnotes as part of the table to clearly communicate the nature and amount of the Funds’ interest expense, where applicable, including why interest expense is incurred and that interest expense may vary from year to year (i.e., that it is not a fixed fee or

[7]	Id. at 16-17.

Amy Miller
July 29, 2013

expense, like the other line items in a Fund’s fee table). The Registrant believes the failure to do so may result in investors not otherwise understanding why a Fund’s total expense ratio may differ, sometimes substantially, each year largely as a function of interest expense. Moreover, the inclusion of the interest expense footnotes, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the interest expense footnotes provide helpful, clarifying information for investors.

Comment   3: For the PIMCO CommoditiesPLUS Short Strategy Fund and the PIMCO StocksPLUS AR Short Strategy Fund, confirm that the expenses of short sales, if any, will be reflected in the Fund’s fee table.

Response: As noted in the prior response, a Fund’s “Other Expenses” typically arise from interest expense related to reverse repurchase agreements or similar investments. To the extent a Fund incurs expenses relating to dividends paid on short sales, the Fund will reflect such expenses as part of the Fund’s “Other Expenses” to the extent such expenses are in amounts that require fee table disclosure. The Funds may not incur such short sale expenses if the Funds obtain short exposure through derivative instruments that do not result in short sale expenses for the Fund. For example, when investing in short positions with respect to an index, a Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Funds may not incur expenses related to the payment of dividends on short sales.

Comment 4: Several Funds include “Global,” “International” or “Worldwide” in their names. For such Funds, disclose that the Funds will invest a “significant” amount of their respective assets (e.g., 40% of the Fund’s assets) in non-US investments. See footnote 42 of the adopting release for Rule 35d-1.

Response: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 108, as filed on April 16, 2004, Post-Effective Amendment No. 151, as filed May 31, 2007, and multiple subsequent filings. The Registrant’s response, set forth below, is substantively similar to its response provided to the comments on Post-Effective Amendment Nos. 108 and 151.8

[8]

See Letter from Frederick B. Lohr to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 108, at 36 (July 30, 2004); see also Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 151, at 8 (July 26, 2007).

Amy Miller
July 29, 2013

Footnote 42 to the adopting release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1.9 Nonetheless, “[the Commission] would expect . . . that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” In the past, the Commission and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).10 In proposing Rule 35d-1, the Commission has stated that the Staff “no longer distinguishes the terms ‘global’ and ‘international’”11 (and we agree it is appropriate to apply the same standard to “worldwide”). Accordingly, the Registrant believes the Funds’ current disclosure regarding the number of countries in which each will invest is sufficient.12

We also respectfully submit that the imposition of investment policies/restrictions of this nature, which are not mandated by the 1940 Act or existing rules thereunder, are appropriately administered through a formal notice and comment process whereby interested members of the industry and observers have the ability to provide meaningful input into the rulemaking process.13 Furthermore, the application of a particular quantified test to a Fund (i.e., “significant amount”)

[9]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“35d-1 Adopting Release).

[10]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[11]	See 35d-1 Adopting Release at n. 42.

[12]

For example, the Fund Summary—Principal Investment Strategies section for each of the PIMCO Global Multi-Asset Fund and PIMCO Worldwide Fundamental Advantage AR Strategy Fund states “[t]he Fund will invest in instruments that are economically tied to at least three countries (one of which may be the United States).”

[13]

See Section 35(d), which explicitly provides that “[t]he Commission is authorized by rule, regulation, or order, to define such names or titles as are materially deceptive or misleading.” (emphasis added).

Amy Miller
July 29, 2013

would result in disparate treatment of the Funds as compared to similar registered investment companies due to the fact that many other registered investment companies currently operate using the words “global,” “international,” or “worldwide” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

Comment 5: For the PIMCO EM Fundamental IndexPLUS AR Strategy Fund, explain why the Fund has not adopted a policy pursuant to Rule 35d-1 with respect to investments in “emerging markets.” For the PIMCO RealEstateRealReturn Strategy Fund, explain why the Fund has not adopted a policy pursuant to Rule 35d-1 with respect to investments in “real estate.” For the PIMCO Small Cap StocksPLUS AR Strategy Fund, PIMCO Small Company Fundamental IndexPLUS AR Strategy Fund and PIMCO StocksPLUS Fund, explain why the Fund has not adopted a policy pursuant to Rule 35d-1 with respect to investments in “small cap stocks,” “small companies” and “stocks,” respectively.

Response: The Staff has previously given a similar comment to Registrant’s Post-Effective Amendment No. 66, as filed on April 12, 2002, and multiple subsequent filings. The Registrant reasserts its position, as advanced in detail in the Registrant’s response to the Staff’s comment to Post-Effective Amendment No. 66, that certain funds (including each Fund cited in the Staff’s comment) are not subject to Rule 35d-1 because such fund names connote a proprietary investment strategy.14

As discussed below, Registrant believes the Funds cited in the Staff’s comment are not subject to Rule 35d-1. However, even if the rule were to apply, Registrant believes these Funds comply with the substance of the rule. As you know, Rule 35d-1 provides that for purposes of Section 35(d) of the1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name.

The terms “IndexPLUS,” “StocksPLUS” and “RealEstateRealReturn” have no commonly understood meaning to investors and do not suggest any particular type of investment. Each is a trade name that was created to describe a unique, proprietary investment strategy developed by PIMCO. These investment strategies involve attempting to achieve the return of a specific asset class (which may be represented by a specific index in the case of the “IndexPLUS” and

[14]

See Letter from Brendan C. Fox to Keith O’Connell, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 66, at 2 (June 19, 2002). See also Memorandum from Brendan C. Fox to Barry D. Miller, Division of Investment Management, SEC (June 27, 2002) (explaining how similarly named funds proposed to calculate compliance with the 80% asset test under Rule 35d-1, if the rule applied to those funds).

Amy Miller
July 29, 2013

“StocksPLUS” Funds) by investing in certain derivative instruments such as futures and swaps, and seeking a further return by actively managing a portfolio of fixed income securities that is also being used to cover the derivative instruments. PIMCO has for many years offered these and similar enhanced fixed income products, most notably the PIMCO StocksPLUS Fund, which launched in 1993. Registrant believes that investors have come to associate PIMCO with these types of embedded fixed income strategies, and that apart from that connection, the terms have no generally understood meaning to investors. As such, Registrant believes that the term designates a proprietary investment strategy, as opposed to a type of investment, and is therefore not subject to Rule 35d-1. To the extent the PIMCO EM Fundamental IndexPLUS AR Strategy Fund includes “EM,” which may be subject to Rule 35d-1 in other contexts, the Registrant notes that “EM” in this context merely connotes that the Fund seeks exposure to emerging markets through the “IndexPLUS” proprietary strategy, and is thus descriptive of the index used for purposes of implementing the strategy. Furthermore, the Registrant has included the word “Strategy” in the Fund’s name to clarify that the Fund seeks a proprietary investment strategy, not particular investments within the meaning of the rule.

Notwithstanding Registrant’s belief that Rule 35d-1 does not apply, Registrant recognizes that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws. The Commission and Staff have stated that in determining whether a particular name is misleading, the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or risks of those investments.15 Under this standard, “IndexPLUS,” “StocksPLUS” and “RealEstateRealReturn” are not misleading. Each of these Funds will invest a small amount of their net assets in derivative instruments in order to gain exposure to the asset class indicated by the Fund’s name, and invest the remaining bulk of their net assets in fixed income instruments. However, the economic exposure of these Funds attributable to the derivative instruments is greater than that attributable to the fixed income instruments. At least 80% (and usually more) of the economic exposure and risk of an investment in these Funds will be attributable to the performance of derivative instruments tied to the applicable asset class.

Even if the Staff were to disagree with Registrant’s position that the rule does not apply, Registrant believes that these Funds comply with the substance of the rule. As you know, the Commission has stated that in appropriate circumstances, funds may use synthetic instruments in the 80% basket under the rule if they have economic characteristics similar to securities included

[15]	See 35d-1 Adopting Release, supra, note 9. See also Investment Company Names: Frequently Asked Questions About Rule, SEC No-Action Letter (pub. avail. December 4, 2001)(“35d-1 FAQs”).

Amy Miller
July 29, 2013

in that basket.16 As noted above, these Funds’ investments in derivatives are structured such that more than 80% of the economic exposure of each Fund is linked to the asset class suggested by its name.

Comment 6: For the PIMCO All Asset Fund, explain why the Barclays U.S. TIPS: 1-10 Year Index is an appropriate primary index for the Fund given that the Fund’s principal investment strategies are broader than TIPS. Also, confirm that the Consumer Price Index + 500 Basis Points, the Fund’s secondary index, is an index administered by an organization not affiliated with the Fund, its adviser or principal underwriter.

Response: Previously, the Staff has given a similar comment to the Registrant’s Post-Effective Amendment No. 132. The Registrant’s response, set forth below, is substantively similar to its response provided to the comment on Post-Effective Amendment No. 132.17

As more fully described in the prospectus, the PIMCO All Asset Fund’s investment objective is to seek maximum real return, consistent with preservation of real capital and prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances substantially all of its assets in Underlying PIMCO Funds. The Fund’s asset allocation sub-adviser attempts to diversify the Fund’s assets broadly among the Underlying PIMCO Funds.

As disclosed in the prospectus, the Fund measures its performance against two benchmarks. The Fund’s broad-based securities market index is the Barclays U.S. TIPS 1-10 Year Index, which is an unmanaged market index comprised of U.S. Treasury Inflation-Protected Securities having a maturity of at least 1 year and less than 10 years. The Fund’s secondary benchmark is created by adding 5% to the annual percentage change in the Consumer Price Index (“CPI”) (specifically, the CPI for All Urban Consumers reflecting seasonally adjusted returns). The CPI is an unmanaged index representing the rate of inflation of U.S. consumer prices as determined by the U.S. Bureau of Labor Statistics. The Fund’s portfolio manager believes that the secondary benchmark reflects the Fund’s long-term investment strategy more accurately than the broad-based securities market index.

Given the Fund’s real return investment objective and the asset allocation investment process, PIMCO believes that the Fund is appropriately measured against the change in the CPI, with proper adjustments (i.e., the addition of 5%). PIMCO chose the Barclays U.S. TIPS 1–10 Year

[16]	See 35d-1 Adopting Release at n.13, supra, note 9.

[17]	See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 132, at 4 (July 25, 2006).

Amy Miller
July 29, 2013

Index as the Fund’s broad-based securities market index because PIMCO believes that the index captures changes in the CPI. The secondary benchmark is administered by an organization not affiliated with the Fund, its adviser or principal underwriter.

Comment 7: For the PIMCO Fundamental Advantage Absolute Return Strategy Fund and PIMCO Fundamental IndexPLUS AR Fund, consider revising the principal investment strategies section to more clearly address the Fund’s strategies, particularly the absolute return strategy, in a manner more consistent with plain English principles.

Response: Comment accepted. The Registrant has reviewed each Fund’s Fund Summary—Principal Investment Strategies section and incorporated certain clarifying revisions where appropriate.

Comment 8: For the PIMCO Fundamental IndexPLUS AR Fund, explain why the FTSE RAFI US 1000 Index appears to be listed as a secondary index for the Fund if the Fund invests in derivatives based on the Enhanced RAFI US Large Strategy Index.

Response: As disclosed in the Fund Summary—Performance Information section, the Fund changed its broad-based securities market index during the prior fiscal year. Accordingly, the old and new primary indexes are temporarily presented side-by-side pursuant to Instruction 7 to Item 27(b)(7) of Form N-1A.

Comment 9: For the PIMCO Global Multi-Asset Fund, confirm that the 1 Month USD LIBOR Index +5%, the Fund’s secondary index, is an index administered by an organization not affiliated with the Fund, its adviser or principal underwriter. Also, move the last three sentences of the Investment Adviser/Portfolio Manager disclosure, which describes each of the four co-portfolio managers’ roles with respect to the Fund, from the Fund Summary to the Management of the Funds section of the prospectus.

Response: Confirmed, the Fund’s secondary index is administered by an organization not affiliated with the Fund, its adviser or principal underwriter. With regard to the Fund Summary—Investment Adviser/Portfolio Manager section, the Registrant has reviewed the disclosure in light of the Staff’s comment, but has decided to retain the disclosure in its current location.

Comment 10: For the PIMCO Inflation Response Multi-Asset Fund, explain how the Fund’s five-part blended index qualifies as an appropriate broad-based securities market index within the meaning of Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its

Amy Miller
July 29, 2013

investment adviser, or principal underwriter, unless the index is widely recognized and used.” The SEC has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market.”18

In the case of the PIMCO Inflation Response Multi-Asset Fund, the constituent component indexes of the blended index are the Barclays U.S. TIPS Index, Dow Jones-UBS Commodity Index Total Return, JPMorgan Emerging Local Markets Index Plus (Unhedged), Dow Jones U.S. Select REIT Total Return Index, and Dow Jones-UBS Gold Subindex Total Return Index. In light of the Fund’s investment objective and principal investment strategies, the Registrant believes the blended index is “appropriate” within the meaning of the Form N-1A definition since the blended index reflects the market for the principal investments of the Fund. Importantly, each component index individually, as well as the blended index collectively, is calculated and administered by an organization unaffiliated with the Fund, its investment adviser and principal underwriter.19

With regard to whether the blended index is “broad-based,” certain component indexes of the blended index are themselves “broad-based securities market indexes,”20 while other component indexes relate to a specific market sector and therefore may not be deemed to be a “broad-based” index on their own. Nonetheless, the Registrant believes that the blended index, when considered as a whole, represents a sufficiently broad segment of the securities market that it should be deemed to be a “broad-based securities market index.” Accordingly, the Registrant believes the blended index provides investors with a basis for evaluating the applicable Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the SEC guidance cited above.

[18]	Registration Form Used by Open-End Management Investment Companies, Investment Company Act Rel. No. 23064 (Mar. 13, 1998).

[19]

“To prevent a conflict of interest from arising, the index must be created and administered by an organization that is not an affiliated person of the fund, its adviser or principal underwriter….” Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993) (citing potential conflicts of interest as the primary reason for requiring a broad-based securities market index to be administered by an unaffiliated third party, unless the index is widely recognized and used, in which case the potential for conflict is diminished because the index is used for purposes other than as a benchmark against which to measure fund performance).

[20]

We note that the following component indexes are the “appropriate broad-based securities market index” for other series of the Registrant, as listed in parentheses: Dow Jones-UBS Commodity Index Total Return (PIMCO CommoditiesPLUS® Short Strategy Fund and PIMCO CommodityRealReturn Strategy Fund®); JPMorgan Emerging Local Markets Index Plus (Unhedged) (PIMCO Emerging Markets Currency Fund); and Dow Jones U.S. Select REIT Total Return Index (PIMCO RealEstateRealReturn Strategy Fund).

Amy Miller
July 29, 2013

Comment 11: For the PIMCO RealEstateRealReturn Strategy Fund, explain why the Dow Jones U.S. Select REIT Total Return Index is an appropriate primary index for the Fund if only a portion of the Fund’s assets are invested in REITs.

Response: As more fully described in the prospectus, the Fund’s investment objective is to seek maximum real return, consistent with prudent investment management. The Fund seeks to achieve its investment objective by investing under normal circumstances in real estate-linked derivative instruments backed by a portfolio of inflation-indexed securities and other Fixed Income Instruments. The Fund typically seeks to gain exposure to the real estate market by investing in REIT total return swap agreements.

As disclosed in the prospectus, the Dow Jones U.S. Select REIT Total Return Index is a subset of the Dow Jones Americas Select Real Estate Securities Index (RESI) and includes only REITs and REIT-like securities. The objective of the index is to measure the performance of publicly traded real estate securities. The indexes are designed to serve as proxies for direct real estate investment, in part by excluding companies whose performance may be driven by factors other than the value of real estate.

Given the Fund’s investment objective and principal investment strategies, PIMCO believes that the Fund is appropriately measured against the Dow Jones U.S. Select REIT Total Return Index. PIMCO chose the index as the Fund’s broad-based securities market index because PIMCO believes the index reflects the performance of publicly traded real estate securities, and is therefore appropriate for the Fund in light of its investment objective and principal investment strategies.

Comment 12: For the PIMCO RealRetirement Funds, consider revising the following sentence: “[t]his is achieved by emphasizing allocations to “real” assets, such as Treasury-Inflation Protected Securities (“TIPS”), commodities, and real estate….” The reference to “‘real’ assets” is confusing as TIPS are not a physical, tangible asset like commodities and real estate, but a financial instrument.

Response: Comment accepted. The word “real” has been replaced with “inflation-related” to clarify the intent of that sentence.

Comment 13: For the PIMCO RealRetirement 2015 Fund, the following disclosure is included “[a]s the Fund reaches the target year indicated in the Fund’s name, it may be combined with the PIMCO RealRetirement® Income and Distribution Fund, provided that the Board of Trustees

Amy Miller
July 29, 2013

determines that the combination would be in the best interests of the Fund and its shareholders. Prior to any combination, which may occur on or after the target year indicated in the Fund’s name, the Fund will provide shareholders with advance notice regarding the combination.” Consider supplementing this statement to describe what kind of notice will be provided and when such notice will be provided. In your response, please also address whether the merger will be achieved via a N-14 filing.

Response: As noted in the cited disclosure, any future combination, if any, may occur on or after the target year indicated in the Fund’s name (i.e., 2015). No decision has been made with regard to whether the Fund will be merged into the PIMCO RealRetirement® Income and Distribution Fund, and if so, when such a merger would occur. Accordingly, the Registrant believes the current disclosure is adequate as is. To the extent such a merger is sought at a future date, it will be achieved via a N-14 filing to the extent required by applicable law and regulation.

SAI

Comment 14: The SAI states, “[i]n the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.” Revise this statement (and any similar statements) to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and several subsequent filings by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,21 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, as of June 30, 2011, each Fund included in the SAI filed as part of PEA 248 has adopted an internal operating policy limiting the Fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the Fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the

[21]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Amy Miller
July 29, 2013

same Funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the Funds. They are not fundamental investment restrictions.

Comment 15: The SAI states, “[s]ubject to the Trust’s limitation on concentration of no more than 25% of its total assets in the securities of issuers in a particular industry, as described in the “Investment Restrictions” section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that a Fund may not invest more than 25% of its assets in obligations of foreign banks because such obligations constitute an investment in a particular industry.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. Accordingly, the Registrant believes the disclosure is accurate as is.

Comment 16: The SAI states, “Municipal Bonds issued by states, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states and multi-state agencies and authorities are not subject to the Funds’ industry concentration restrictions.” Consider revising this sentence to more clearly indicate that this exclusion only applies to tax-exempt Municipal Bonds.

Response: The SAI defines “Municipal Bonds” as “securities issued by states, territories, possessions, municipalities and other political subdivisions, agencies, authorities and instrumentalities of states, territories, possessions and multi-state agencies or authorities.” The Commission and the Staff have previously advised that governments and their political subdivisions are not members of any industry.22 Accordingly, the Registrant treats all Municipal Bonds, both tax-exempt and taxable Municipal Bonds, as not subject to the Funds’ concentration policy because Municipal Bonds are issued by issuers not part of any industry. As the Registrant’s position is consistent with Commission and Staff guidance on this issue, the Registrant has retained the disclosure as is.

[22]

See Morgan Stanley Mortgage Securities Trust, SEC No-Action Letter (pub. avail. Jul. 8, 2013) (the Staff “recognize that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry.”)(emphasis added). See also Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (governments or political subdivisions of governments are not members of any industry).

Amy Miller
July 29, 2013

Comment 17: The SAI states, “[w]ith respect to investments in Underlying PIMCO Funds by the PIMCO All Asset Fund, PIMCO All Asset All Authority Fund, PIMCO Emerging Markets Full Spectrum Bond Fund, PIMCO Global Multi-Asset Fund, PIMCO Inflation Response Multi-Asset Fund and the PIMCO RealRetirement® Funds, the Trust takes the position that investments in Underlying PIMCO Funds are not considered an investment in a particular industry, and portfolio securities held by an Underlying PIMCO Fund in which these Funds may invest are not considered to be securities purchased by these Funds for purposes of the Trust’s policy on concentration.” Revise this statement to reflect the Staff’s view that funds-of-funds should look through to each acquired fund’s portfolio holdings in order to determine that the fund-of-fund is in compliance with its policy on concentration.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to the Registrant’s Post-Effective Amendment No. 158, as filed on December 14, 2007. The Registrant’s response is similar to the response provided to the comment on Post-Effective Amendment No. 158.23

As noted in the SAI disclosure, the Registrant takes the position that concentration in a particular industry is determined at the fund-of-fund level rather than by “looking through” to the portfolio holdings of underlying funds. We are not aware of any published Commission or Staff authority that requires a fund-of-funds to “look through” its underlying funds for purposes of applying the fund-of-funds’ concentration policy. To the extent a PIMCO fund-of-funds makes direct investments in securities and instruments not issued by other investment companies, the fund-of-funds will consider the industries to which such direct investments belong for purposes of applying the concentration policy.

The PIMCO funds-of-funds disclose that they do not treat investment companies as a particular industry for purposes of their concentration policy. We believe this approach is consistent with prior Commission guidance. 24 Specifically, the Commission’s Guide 19 stated “[a] registrant…may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Registrant’s position is reasonable, and therefore consistent with Commission guidance on industry classification, we believe the disclosure is appropriate as is.

[23]	See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 158, at 17 (Feb. 26, 2008).

[24]	Registration Form Used by Open-End Management Investment Companies, Securities Act Rel. No. 6479 at Guide 19 (Aug. 12, 1983) (“Guide 19”).

Amy Miller
July 29, 2013

*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 248 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Dino Capasso, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

July 29, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 248 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 327 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on May 30, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox
Adam T. Teufel
J. Stephen King, Jr.
Ryan Leshaw
Dino Capasso

18377850.1